UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

SECOO Holding Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

81367P101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81367P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ping An Insurance (Group) Co. of China Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,861,782

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,861,782

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,782

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8% **

12.	Type of Reporting Person (See Instructions) HC-CO

**     The ownership percentage of the Reporting Person is calculated based on a total of 19,068,224 Class A ordinary shares of the Issuer outstanding immediately upon the completion of the Issuer’s initial public offering.

CUSIP No. 81367P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pingan eCommerce Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,861,782

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,861,782

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,861,782

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 9.8% **

12.	Type of Reporting Person (See Instructions) PN

**     The ownership percentage of the Reporting Person is calculated based on a total of 19,068,224 Class A ordinary shares of the Issuer outstanding immediately upon the completion of the Issuer’s initial public offering.

CUSIP No. 81367P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rhythm Way Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 797,907

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 797,907

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,907

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.2% **

12.	Type of Reporting Person (See Instructions) CO

**     The ownership percentage of the Reporting Person is calculated based on a total of 19,068,224 Class A ordinary shares of the Issuer outstanding immediately upon the completion of the Issuer’s initial public offering.

Item 1.
	(a)	Name of Issuer: SECOO Holding Limited
	(b)	Address of Issuer’s Principal Executive Offices: 15/F, Building C, Galaxy SOHO Chaonei Street, Dongcheng District Beijing 100000 The People's Republic of China

Item 2.
	(a)	Name of Person Filing: I. Ping An Insurance (Group) Co. of China Ltd. II. Pingan eCommerce Limited Partnership III. Rhythm Way Limited
	(b)	Address of Principal Business Office or, if none, Residence: I, II, & III. Ping An Finance Building No. 1333 Lujiazui Loop, Pudong District Shanghai 200120 The People’s Republic of China
	(c)	Citizenship: I. The People’s Republic of China II. Cayman Islands III. British Virgin Islands
	(d)	Title of Class of Securities: Class A ordinary shares, par value US$0.001 per share
	(e)	CUSIP Number: 81367P101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit 99.2

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

Ping An Insurance (Group) Co. of China Ltd.

By:	/s/ Mingzhe Ma
Name: Mingzhe Ma
Title: Director

Pingan eCommerce Limited Partnership

By:	/s/ Shengke Liu
Name: Shengke Liu
Title: Director

Rhythm Way Limited

By:	/s/ Shengke Liu
Name: Shengke Liu
Title: Authorized Representative***

*** Signature duly authorized by resolution of the sole director of Rhythm Way Limited, which is attached as Exhibit 99.3 to this Schedule 13G.

Exhibit Index

Exhibit No.	Exhibit
99.1	Joint Filing Agreement
99.2	Item 7 Information
99.3	Resolution of the Sole Director of Rhythm Way Limited , dated as of February 7, 2018